NOTICE OF MEETING

 Computershare Trust Company of Canada

         530 – 8th Ave., SW  Suite 600

               Calgary, Alberta  T2P 3S8

Telephone:  (403) 267-6800

Fax:  (403) 267-6529

www.computershare.com

Canada

Australia

Channel Islands

Hong Kong

Germany

Ireland

New Zealand

Philippines

South Africa

United Kingdom

USA

March 2, 2006

To:

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Office of the Administrator, New Brunswick

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

L’Autorite des marches financiers

Securities Division, Saskatchewan Financial Services Commission

Securities Registry, Government of the Northwest Territories

Registrar of Securities, Government of the Yukon Territory

The Toronto Stock Exchange

Dear Sirs:

Subject:

Canetic Resources Trust (the “Corporation”)

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Corporation:

1.

Meeting Type

:

Annual General Meeting

2.

Security Description of Voting Issue

:

Trust Units

3.

CUSIP Number

:

137513107

4.

ISIN

:

CA 1375131077

5.

Record Date

:

March 24, 2006

6.

Meeting Date

:

May 9, 2006

7.

Meeting Location

:

Calgary, AB

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(“Signed by”)

Jodie Hansen

Assistant Trust Officer

Corporate Trust

Ph:  (403) 267-6889

Fax: (403) 267-6598